ANISE, L.L.C.
1001 Walnut
Kansas City, Missouri 64106

CONTACT: Anise, L.L.C. (816) 877-0892

FOR IMMEDIATE RELEASE

KANSAS CITY, MISSOURI, March 21, 2006 - Anise, L.L.C. announced the extension of the expiration date of the outstanding tender offer for units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. IV. The expiration date for the tender offer has been extended to 5:00 p.m., Kansas City time, on April 21, 2006. The tender offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Monday, March 20, 2006.

To date, Anise, L.L.C. reported the approximate number of units deposited to be 290 in response to the offer.

For further information, please contact Anise, L.L.C. at (816) 877-0892.